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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No.   )*
                                              ---

                         ITT Educational Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    45068B109
                                 --------------
                                 (CUSIP Number)


                                December 31, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                [x] Rule 13d-1(b)

                                [_] Rule 13d-1(c)

                                [_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

SEC 1745 (2/92)

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-------------------------------                --------------------------------
CUSIP No.  45068B109                   13G         Page 2 of 6 Pages
         --------------
--------------------------------                --------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Liberty Acorn Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not Applicable
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None
                   -----------------------------------------------------------
      SHARES              SHARED VOTING POWER
                     6
   BENEFICIALLY           1,633,000
                   -----------------------------------------------------------
     OWNED BY              SOLE DISPOSITIVE POWER
                      7
       EACH                None
                   -----------------------------------------------------------
    REPORTING             SHARED DISPOSITIVE POWER
                     8
      PERSON              1,633,000

       WITH
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,633,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      Not Applicable                                                [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      6.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IV
------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

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Item 1(a)      Name of Issuer:

                    ITT Educational Services, Inc.


Item 1(b)      Address of Issuer's Principal Executive Offices:

                    5975 Castle Creek Parkway N. Drive
                    P.O. Box  50466
                    Indianapolis, Indiana  46250-0466


Item 2(a)      Name of Person Filing:

                    Liberty Acorn Trust ("Acorn")



Item 2(b)      Address of Principal Business Office:

                    227 West Monroe Street, Suite 3000
                    Chicago, Illinois  60606


Item 2(c)      Citizenship:

                    Acorn is a Massachusetts business trust.

Item 2(d)      Title of Class of Securities:

                    Common Stock

Item 2(e)      CUSIP Number:

                    45068B109

Item 3         Type of Person:

                    (d) Acorn is an Investment Company under Section 8 of the Investment Company Act.


                                Page 3 of 6 Pages


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Item 4         Ownership (at December 31, 2001):

                    (a) Amount owned "beneficially" within the meaning of rule 13d-3:

                         1,633,000

                    (b)  Percent of class:

                         6.9% (based on 23,655,613 shares outstanding as of October 26, 2001)

                    (c)  Number of shares as to which such person has:

                              (i)  sole power to vote or to direct the vote:
                                   none
                             (ii)  shared power to vote or to direct the vote:
                                   1,633,000
                            (iii) sole power to dispose or to direct the disposition of: none
                             (iv)  shared power to dispose or to direct
                                   disposition of:  1,633,000


Item 5         Ownership of Five Percent or Less of a Class:

                    Not Applicable

Item 6         Ownership of More than Five Percent on Behalf of Another Person:

                    The shares reported herein have been acquired on behalf of discretionary clients of Liberty Wanger Asset Management, L.P. ("WAM"), including Acorn. Persons other than WAM and WAM Acquisition GP, Inc. ("WAM GP"), the general partner of WAM, are entitled to receive all dividends from, and proceeds from the sale of, those shares. Acorn is the only such persons known to be entitled to all dividends from, and all proceeds from the sale of, shares reported herein to the extent of more than 5% of the class.*

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
               Company:

                        Not Applicable

Item 8         Identification and Classification of Members of the Group:

                        Not Applicable

Item 9         Notice of Dissolution of Group:

                        Not Applicable

--------
* WAM and WAM GP have filed a separate amendment on Schedule 13G relating to securities of ITT Educational Services, Inc.

                                Page 4 of 6 Pages


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Item 10        Certification:

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Page 5 of 6 Pages


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                                    Signature
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2002


                    The undersigned corporation, on the date above written, agrees and consents to the filing on its behalf of this
                    Schedule 13G in connection with its beneficial ownership of the security reported herein.

                                        LIBERTY ACORN TRUST

                                        By:  /s/ Bruce H. Lauer
                                             ----------------------------------
                                                 Bruce H. Lauer
                                                 Vice President, Treasurer and
                                                 Secretary

                                Page 6 of 6 Pages